EXHIBIT 99.1

Golar LNG Partners LP First Quarter 2016 Cash Distribution

HAMILTON, Bermuda, April 25, 2016 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (NASDAQ:GMLP) announced today that its board of directors has approved a quarterly cash distribution with respect to the quarter ended March 31, 2016 of $0.5775 per unit, which is unchanged from the prior quarter. This cash distribution will be paid on May 13, 2016 to all unitholders of record as of the close of business on May 6, 2016

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Stuart Buchanan
  Stuart.Buchanan@golar.com
  +442070637911

  Roger Swan
  roger.swan@golar.com
  +44 207 063 7913